Exhibit 99.1

ICI COMPLETES EMULSION POWDERS BUSINESS ACQUISITION

ICI has completed the acquisition of the Celanese emulsion powders business for US$25.5million (£14.6 million) in cash. This follows regulatory approval of the transaction, which was first announced on July 8, 2005.

It is the first significant bolt-on acquisition made by ICI for several years and will strengthen the National Starch Elotex business unit by creating the opportunity for significant synergies between the two businesses. The move follows several years of good progress strengthening ICI’s balance sheet and improving underlying cash flow.

September 1, 2005